1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Richard Horowitz richard.horowitz@dechert.com +1 212 698 3525 Direct +1 212 698 8452 Fax

May 3, 2022

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Mr. Raymond A. Be

Re:	Bain Capital Private Credit (the “Fund”) File Nos. 333-261859 and 814-01474

Dear Mr. Be:

We are writing in response to written comments you provided to the Fund on January 21, 2021 with respect to the Fund’s registration statement filed on Form N-2 (the “Registration Statement”) on December 22, 2021. On behalf of the Fund, we have provided your comments below and the Fund’s responses immediately thereafter. The below responses will be reflected in Pre-Effective Amendment No.1 to the Registration Statement. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

General Comments

1.	Comment: Please tell us if the Fund has presented any test-the-waters materials to potential investors in connection with the offering. If so, please provide us with copies of such materials.

Response: The Fund hereby confirms that it has not presented any test-the-waters materials to potential investors in connection with the offering.

2.	Comment: Please confirm in your response letter that FINRA has reviewed the proposed distribution arrangements for the offering described in the Registration Statement and that FINRA has issued a statement expressing no objections to the distribution arrangements.

Response: The Fund hereby confirms that it will seek FINRA’s review of, and a statement from FINRA expressing no objections to, the distribution arrangements of the offering.

3.	Comment: We note that portions of the filing, including the Fund’s financial statements, are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Fund acknowledges the Staff’s comment and hereby confirms that incomplete portions of the Registration Statement will be completed and updated in a future filing.

4.	Comment: Please supplementally explain if you have received exemptive relief or submitted, or expect to submit, any exemptive application or no-action request in connection with the Registration Statement, including with respect to the Fund’s multi-class structure and transactions with certain affiliates.

Response: The Fund has submitted an application for exemptive relief with respect to the Fund’s multi-class structure. The Advisor, Bain Capital Credit and the Fund (which qualifies as a “Future Regulated Fund” under the relevant exemptive order) have been granted a co-investment exemptive relief order by the SEC. See Bain Capital Specialty Finance, Inc., et al., Investment Company Act Release No. 34422 (November 22, 2021) (notice) and 34445 (December 20, 2021) (order).

Prospectus Summary

5.	Comment: On page vi, the disclosure states that the Fund may authorize free writing prospectuses. However, on page v, the disclosure states that investors should “rely only on the information contained in this prospectus.” Please harmonize your disclosure.

Response: The disclosure has been revised accordingly.

6.	Comment: The Prospectus Summary is 18 pages long. Please abbreviate this section so that it is a concise summary of the prospectus.

Response: The disclosure has been revised accordingly.

7.	Comment: Please explain your basis for the language “You should read the more detailed information contained in . . . ‘Item 1A. Risk Factors’ in our most recent annual report on Form 10-K, “Part II — Item 1A. Risk Factors” in our most recent quarterly report on Form 10-Q, in our current reports on Form 8-K.” To the extent this is an attempt to incorporate information into the prospectus by reference, please explain your basis. See Instruction F to Form N-2. In the alternative, please remove these references.

Response: The disclosure has been revised accordingly to remove the references noted above.

8.	Comment: We note the reference to investments in “strategic joint ventures” on page 1. With a view to additional disclosure under “Business,” please tell us the types of joint ventures contemplated, including the types of activities and investments the joint ventures will make, and the anticipated amount of assets that you will allocate to joint ventures.

Response: There is no specific joint venture the Fund currently anticipates entering into and accordingly, an anticipated amount of assets to be allocated to joint ventures cannot be estimated or disclosed at this time. To the extent that the Fund enters into a joint venture in the future, the Fund hereby undertakes to update the disclosure accordingly. Any joint venture the Fund enters into in the future would pursue the same types of investments as the Fund.

9.	Comment: We note your intention to make private credit investments; however, your disclosure does not address whether these investments will predominately be at fixed or floating interest rates. Historically, business development companies invested in floating rate loans based on LIBOR. On page 27 you indicate “[t]he expected discontinuation of LIBOR could have a significant impact ... [and you] anticipate significant operational challenges ...” Please revise throughout to discuss the types of loans you anticipate focusing on and, if you will primarily invest in non-LIBOR floating rate loans discuss the types of reference rates you will use and any material modifications to your investment process or systems made to deal with operational challenges.

Response: The disclosure has been revised accordingly.

Prospectus Summary

Competitive Strengths (page 3)

10.	Comment: Clarify within the context of the first paragraph the relationship between the Fund on one hand and Bain Capital and Bain Capital Credit on the other. Do not rely on a distant glossary. See Rule 421.

Response: The disclosure has been revised accordingly.

Our Investment Advisor and the Administration (page 4)

11.	Comment: The disclosure in this section is confusing as to the Advisor and its affiliates. Clearly provide a description of the Advisor and separate disclosures about the Advisor’s affiliates in an appropriately captioned section.

Response: The disclosure has been revised accordingly.

12.	Comment: Please explain supplementally how the Resource Sharing Agreement operates, including the activities that Bain Capital Credit and its employees will be doing on behalf of the Advisor and the extent to which the Advisor will be acting independently from Bain Capital Credit. In particular, explain how this structure complies with the requirements of Section 15(c) of the 1940 Act.

Response: The Advisor serves as the sole investment adviser to the Fund. Bain Capital Credit has not and will not enter into an investment advisory agreement with the Fund. Rather, Bain Capital Credit and the Advisor will enter into the Resource Sharing Agreement pursuant to which Bain Capital Credit will provide the Advisor with investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, Bain Capital Credit provides resources and services to the Advisor only and does not provide services of any kind to the Fund (including any advisory services) and does not receive any compensation from the Fund. In addition, all personnel of Bain Capital Credit are subject to the supervision of and will operate through the Advisor with respect to the Fund. As such, the Resource Sharing Agreement does not amount to an advisory contract under the 1940 Act.

Use of Leverage (page 10)

13.	Comment: The disclosure indicates that the Fund may enter into one or more credit facilities. Please advise us of the size, timing and purpose of any intended near-term borrowings. If you intend to borrow money in the near future, please consider the need for updated disclosure, including the presentation of interest expense in your fee table.

Response: After the Fund has acquired a diversified pool of assets, it expects to utilize different financing arrangements, such as secured revolving credit facilities, securitizations (i.e., collateralized loan obligations) and unsecured debt, to provide additional capital for pursuing investment opportunities. The Fund does not currently anticipate entering into any credit facilities in the immediate term.

There may be risks regarding distributions and repurchases of Common Shares (page 19)

14.	Comment: In the second full paragraph on page 20, the disclosure states that “Our Board may not adopt a share repurchase program.” Disclosure elsewhere in the documents appears to indicate that the Fund has adopted a share repurchase program. Please harmonize the disclosure.

Response: The disclosure has been revised accordingly.

Our management and incentive fee structure as well as our lending relationship with our Advisor may create incentives for our Advisor that are not fully aligned with the interests of our shareholders and may induce our Advisor to make speculative investments. (page 23)

15.	Comment: Please supplementally explain the details of the “lending relationship” with the Advisor.

Response: There is no lending relationship with the Advisor. Accordingly, the disclosure has been revised to remove all references to the “lending relationship with our Advisor.”

Our strategy involves a high degree of leverage. .. . . (page 26)

16.	Comment: Given that the Fund’s sole shareholder has already voted to adopt a 150% asset coverage threshold, consider streamlining your discussion of the SBCAA.

Response: The Fund’s sole shareholder intends to, but has not yet, voted to adopt the 150% asset coverage threshold. Accordingly, the effective date for this approval has been left blank in the current disclosure and will be completed in a future pre-effective amendment filing. The disclosure has been revised accordingly to streamline the discussion of the SBCAA.

Escrow Arrangement (page 64)

17.	Comment: We note the disclosure here and elsewhere that investor monies will be held in escrow until the earlier of your receipt of a specified amount of purchase orders or the one year anniversary of the effective date of the Registration Statement. With respect to the escrow, please:

•	Disclose on the Prospectus Cover Page and under Plan of Distribution that the underwriters must sell the minimum number of shares equal in value to the specified amount if any shares are sold. Consider Item 501 of Regulation S-K for guidance.
•	Disclose in an appropriate location the name of the financial institution at which investor monies will be deposited and confirm that the escrowed monies will be remote from potential non-investor claimants.
•	Include disclosure, or explain the procedures you will provide to investors, addressing how investors may elect to withdraw and request a full refund prior to your breaking escrow.
•	Explain to us the types of activities the Advisor may undertake during the escrow period, if any, and the disclosure implications.
•	Confirm when the advisory agreement will become effective.

Response: With respect to the first bullet point, the disclosure required by Item 501 of Regulation S-K is already included on the Prospectus Cover Page and has been added to the Plan of Distribution section. With respect to the second bullet point, the name of the financial institution at which investor monies will be deposited will be disclosed under the Escrow Arrangement section. Furthermore, the Fund hereby confirms that escrowed monies will be remote from potential non-investor claimants. With respect to the third bullet point, the disclosure has been revised accordingly. With respect to the fourth bullet point, during the escrow period, the Advisor may undertake any activities as necessary to prepare the Fund for the commencement of operations, including engaging service providers for the Fund, identifying and evaluating potential investments for the Fund. With respect to the fifth bullet point, the Investment Advisory Agreement will become effective prior to effectiveness of the Registration Statement, as the Fund continues to respond to comments from the SEC and state regulatory authorities.

Supplemental Sales Material (page 66)

18.	Comment: The disclosure states that sales materials should not be considered “as forming the basis of the offering of the Common Shares.” Please explain how this statement is consistent with Rule 156.

Response: The disclosure referenced above has been removed.

The Investment Advisor (page 68)

19.	Comment: Please disclose the Advisor’s experience as an investment advisor. See Item 9.b(1) of Form N-2.

Response: The disclosure has been revised accordingly.

Investment Decision Process (page 69)

20.	Comment: Consider moving this section to a more prominent location in the prospectus, such as the discussion of the Fund’s principal strategy.

Response: The disclosure has been revised accordingly.

Fees & Expenses (page 72)

21.	Comment: In the second bullet point, please clarify what the parenthetical after “auditors” is referring to.

Response: The disclosure has been revised accordingly to delete the parenthetical.

Share Repurchase Program (page 80)

22.	Comment: Briefly describe which shares are subject to the fee depending on when an investor purchases the shares (that is, whether the Fund will first repurchase shares held longest by a particular investor).

Response: The disclosure has been revised accordingly.

Executive Officers Who are Not Trustees (page 88)

23.	Comment: The disclosures regarding several officers’ tenure at the Fund appears to extend beyond the Fund’s inception. Please revise.

Response: The disclosure has been revised accordingly.

Management Agreements (page 94)

24.	Comment: In the second paragraph on page 95, clarify the threshold for the “Catch-up Amount.” For example, is this threshold intended to bring the Advisor’s incentive fee up to 15%?

Response: The disclosure has been revised accordingly.

25.	Comment: Are derivatives and/or swaps included in the calculation of pre-incentive fee net investment income? If yes, please explain to us whether the Fund will consider its derivatives and swaps to be securities of eligible portfolio companies under section 55 of the 1940 Act. Also, please disclose in this section how derivatives are valued for purposes of calculating average gross assets and the incentive fee, and include a disclosure that provides that the notional value of these investments is not used for these purposes. Please also provide a discussion of the Fund’s investment strategy with regard to its derivatives and swaps, as well as their corresponding investment risks, in the investment strategy and risk sections of the prospectus.

Response: The Fund hereby confirms that it does not expect to hold any investments in derivatives in its portfolio upon launch. To the extent that the Fund’s portfolio includes derivatives in the future, the Fund hereby undertakes to update such disclosure accordingly. In addition, for the purpose of calculating the pre-incentive fee net investment income, the Fund will look through derivative financial instruments or swaps as if the Fund owned the reference assets directly.

Determination of Net Asset Value (page 101)

26.	Comment: Please reconcile the statement that you calculate net asset value quarterly with your prior disclosure that you will calculate net asset value monthly, in connection with the closing of monthly sales.

Response: The disclosure has been revised accordingly.

Preferred Securities (page 105)

27.	Comment: The disclosure states that the Fund currently does not intend to issue preferred shares in the near future. Please supplementally confirm that the Fund will not issue preferred shares within one year. Otherwise, please add appropriate strategy, risk, and fee table (e.g., dividend expenses) disclosure.

Response: We hereby confirm that the Fund will not issue preferred shares within one year of the commencement of operations.

Derivative Actions (page 110)

28.	Comment: The disclosure states that no shareholder may maintain a derivative action unless holders of at least 10% join in bringing such action. Please revise the provision in the organizational documents to state that the provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus that the provision does not apply to claims arising under the federal securities laws.

Response: The disclosure in the Registration Statement and the Amended and Restated Declaration of Trust have been revised accordingly to include the language noted above.

Part C: Other Information

Item 15. Financial Statements and Exhibits

29.	Comment: Please file the finalized exhibits once they are available.

Response: The Fund hereby confirms that the finalized exhibits will be filed once they are available.

Accounting Comments

30.	Comment: Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

Response: The Fund hereby confirms that it will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K.

31.	Comment: Please include a graphical representation demonstrating the operation of the incentive fee in the Prospectus.

Response: The disclosure has been revised accordingly.

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Should you have any questions or comments, please contact the undersigned at 212.698.3525.

Sincerely,

/s/ Richard Horowitz
Richard Horowitz